Filed Pursuant to Rule 424(b)5
                                                  Registration No. 333-43573

PROSPECTUS SUPPLEMENT
(To Prospectus dated January 15, 1998)
February 20, 1998

                                  $150,000,000
                          Hospitality Properties Trust
                          7.00% Senior Notes due 2008

     The 7.00% Senior Notes due 2008 (the "Notes") in an aggregate principal amount of $150,000,000 are being issued by Hospitality Properties Trust (the "Company" or "HPT"). Interest on the Notes is payable semi-annually on each March 1 and September 1, commencing on September 1, 1998. The Notes constitute senior unsecured obligations of the Company, ranking pari passu with all other senior unsecured obligations of the Company. See "Description of the Notes--General."

     The Notes mature on March 1, 2008 and are redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date, and (ii) the Make-Whole Amount set forth herein. See "Description of the Notes--Optional Redemption of Notes." The Notes are not subject to any sinking fund.

     The Notes will be represented by one or more Global Notes registered in the name of the nominee of The Depository Trust Company ("DTC"). Beneficial interests in such Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, the Notes will not be issued in definitive form. See "Description of the Notes--Book-Entry System and Form of Note."

     The Company is a real estate investment trust (a "REIT") which acquires, owns and leases hotels to unaffiliated tenants. Upon completion of pending acquisitions of 11 hotels, HPT will own 135 hotels with 18,497 rooms located in 35 states. The net proceeds of the Offering will be used to prepay in full all $125 million of secured indebtedness of subsidiaries of the Company, for acquisitions of additional hotels and for general business purposes.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH
      IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                         Price to       Underwriting        Proceeds to
                      the Public(1)      Discount(2)     the Company(1)(3)
-------------------------------------------------------------------------------
Per Note .........          99.820%         0.65%              99.170%
Total ............    $149,730,000      $975,000         $148,755,000
-------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of issuance.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $395,000.

     The Notes are offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter, subject to certain conditions, including its right to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about February 25, 1998, in book-entry form through the facilities of DTC against payment therefor in immediately available funds.



                          Donaldson, Lufkin & Jenrette
                            Securities Corporation

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

     This summary is qualified by the information and financial statements appearing elsewhere or incorporated by reference herein and in the accompanying Prospectus (the "Prospectus"). References herein to the "Company" or "HPT" include consolidated subsidiaries. Unless otherwise noted, the information contained in this Prospectus Supplement assumes that the transactions described below in "Recent Developments--Investments" have been completed, including the acquisition of the 11 hotels which have not yet been acquired. This offering of Notes (the "Offering") is not contingent on the consummation of these transactions, and there can be no assurance that they will be consummated. As used in this Prospectus Supplement, "adjusted" assumes the completion of this Offering and the application of the net proceeds therefrom, and "adjusted pro forma" assumes such matters and consummation of the transactions described in the Unaudited Adjusted Pro Forma Financial Statements included and incorporated by reference herein (the "Unaudited Adjusted Pro Forma Financial Statements").

                                  THE COMPANY

     The Company is a REIT formed to acquire, own and lease hotels. The Company currently owns or has entered agreements to acquire a total of 135 hotels with 18,497 rooms costing approximately $1.4 billion. The Company's business strategy is to invest in high quality hotels leased to experienced hotel operators for minimum rents which exceed the Company's cost of capital. The average age of the Company's hotels is 6 years. The Company believes that its hotels are among the newest, best designed and best located hotels in their respective market segments.


                         HPT Investments by Hotel Brand

[pie chart]

Courtyard by Marriott[RegTM]
63 hotels/8,982 rooms
$621 million                  46%

Wyndham[RegTM]
12 hotels/2,321 rooms
$183 million                  13%

Sumner Suites[RegTM]
14 hotels/1,641 suites
$140 million                  10%

Candlewood[RegTM]
15 hotels/1,592 suites
$100 million                   7%

Residence Inn by Marriott[RegTM]
31 hotels/3,961 suites
$335 million                  24%



     The Company's ability to pay debt service depends primarily upon the Company's receipt of rents under the terms of its leases. The Company believes that its lease structure is among the most secure of all hotel REITs. The Company's leases are designed to increase the Company's rent during cyclical upturns, to secure its minimum rents during cyclical downturns and generally provide for the dependability of the Company's cash flow. Important features of the Company's leases include the following:

     Minimum Rent. All the Company's leases require minimum annual rent equal to 10% of the Company's investment in its hotels.

     Percentage Rent. All the Company's leases require percentage rent equal to between 5% and 10% of increases in gross hotel revenues over threshold amounts.


     Pooled Leases. Each Company-owned hotel is part of a combination of hotels. The leases in each combination are subject to cross default with other leases to the same tenant. The smallest combination includes nine hotels with 1,336 rooms in which the Company has invested approximately $129 million; the largest combination includes 53 hotels with 7,610 rooms in which the Company has invested approximately $505 million.

     Geographic Diversification. Each combination of hotels leased to a single tenant is geographically diversified. In addition, many of HPT's hotels are located in the vicinity of major demand generators such as airports, medical or educational facilities and large suburban office parks.

     All or None Renewals. All renewal options for each combination of hotels may only be exercised on an all or none basis and not for separate hotels.

     Security Deposits. The leases require security deposits equal to one year's minimum rent.

     FF&E Reserves. The leases require the tenants to deposit 5% of gross hotel revenues into escrow to fund periodic renovations (the "FF&E Reserve"). For hotels owned throughout 1997, the FF&E Reserve averaged $1,475 per room per year.

     Subordinated Fees. All management fees for the Company's hotels are subordinated to the rent due to the Company.

     Guarantees for New Hotels. When the Company purchases and leases recently built hotels, the Company requires that payment of rent be guaranteed until the operations of the hotels achieve negotiated rent coverage levels. Except for guarantors whose obligations are investment grade rated, these guarantees are secured.

     Rent Coverage. When the Company purchases hotels which have historical operations, the purchase prices and rents are set at levels which provide historical as well as projected rent coverage. During 1997, hotels owned by the Company which had been open at least one year at the beginning of 1997 earned cash flow available for rent (after paying all non-subordinated expenses and after a 5% FF&E Reserve) of 1.6 times the minimum rent due to the Company. The Company believes that this is the highest rent coverage ratio among all public hotel REITs.

                              FINANCING POLICIES

     Since its initial public offering in 1995 (the "IPO"), the Company has been conservatively capitalized. At February 18, 1998, the Company's total consolidated debt of $125 million constituted 8% of the Company's total market capitalization and 11% of the Company's total book capitalization. The following chart shows the historical debt and total market capitalization of the Company as of the end of the periods shown.

                               HPT Debt Leverage
                             (dollars in millions)


[bar chart]

                    Debt      Total Market Capitalization
3Q95                0         331
4Q95                0         337
1Q96                116       453
2Q96                94        812
3Q96                94        812
4Q96                125       904
1Q97                125       948
2Q97                229       1052
3Q97                229       1180
4Q97                125       1403



     The Company believes that its conservative financing policy has enabled the Company to access the capital markets on favorable terms and will continue to facilitate its growth. The Company has completed three offerings of common shares of beneficial interest ("Shares") since 1995, raising over $1 billion in gross proceeds. The following table presents the Company's ratios contained in the covenants relating to the Notes, on an adjusted pro forma basis assuming the consummation of this Offering, the application of the net proceeds therefrom and the consummation of the other transactions described in the Unaudited Adjusted Pro Forma Financial Statements. See "Description of the Notes."

                                                                                  Required         Adjusted Pro Forma at
                         Description of Covenants                                   Ratio          December 31, 1997(1)
--------------------------------------------------------------------------   ------------------   ----------------------
Debt/Adjusted Total Assets ...............................................   no more than 60%                13%
Secured Debt/Adjusted Total Assets .......................................   no more than 40%                 3%
Consolidated Income Available for Debt Service/Annual Debt Service .......   at least 1.5x                  9.6x
Total Unencumbered Assets/Unsecured Debt .................................   at least 200%                  605%

---------------
(1) As described in "Recent Developments--Financing," the Company has had preliminary discussions with several banks and expects to replace its secured credit facility with an unsecured credit facility. If the Company's secured facility is replaced with an unsecured facility, on an Adjusted Pro Forma basis, the Company would have had zero secured debt and its ratio of Total Unencumbered Assets to Unsecured Debt would have been 773%. There can be no assurance that an unsecured facility will be available to the Company.

                                   THE OFFERING



Issuer .................................... Hospitality Properties Trust.

Securities Offered ........................ $150,000,000 principal amount of 7.00% Senior Notes due 2008.

Maturity .................................. March 1, 2008.

Interest Payment Dates .................... March 1 and September 1 of each year, commencing on September 1,
                                            1998.

Ranking ................................... The Notes will be senior unsecured obligations of the Company, ranking pari passu in right of payment with all other senior unsecured obligations of the Company. The Notes will be effectively
                                            subordinated to mortgages and other secured indebtedness of the
                                            Company and to all indebtedness and other liabilities of any subsidiary of the Company. As of February 18, 1998, the Company had an
                                            aggregate of $125 million of secured indebtedness, all of which will be repaid with the net proceeds of this Offering. See "Capitalization"
                                            and "Use of Proceeds."

Use of Proceeds ........................... The net proceeds to the Company of approximately $148 million from the sale of the Notes will be used to prepay in full the $125 million of mortgage notes issued by subsidiaries of the Company (the "CMBS
                                            Notes"), for acquisitions of additional hotels and for general business purposes. See "Use of Proceeds."

Optional Redemption ....................... Prior to their stated maturity, the Notes will be redeemable, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date, and (ii) the
                                            Make-Whole Amount. See "Description of the Notes--Optional
                                            Redemption of Notes."

Limitations on Incurrence of Debt ......... The Indenture and Supplemental Indenture under which the Notes will be issued will contain certain covenants including the following:

                                            (1) Neither the Company nor any Subsidiary may incur any Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis is greater than 60% of the sum ("Adjusted
                                                Total Assets") of (i) the Total Assets of the Company and its
                                                Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or
                                                mortgages receivable acquired, and the amount of any
                                                securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or
                                                mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter,
                                                including those proceeds obtained in connection with the
                                                incurrence of such additional Debt. On an adjusted pro forma basis, Debt would have been 13% of Adjusted Total Assets as of
                                                December 31, 1997.

                                      S-5


                                            (2) Neither the Company nor any Subsidiary may incur any Secured
                                                Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the Company and its
                                                Subsidiaries on a consolidated basis is greater than 40% of the Company's Adjusted Total Assets. On an adjusted pro forma basis, Secured Debt would have been 3% of Adjusted Total
                                                Assets as of December 31, 1997.

                                            (3) Neither the Company nor any Subsidiary may incur any Debt if, after giving effect thereto, the ratio of Consolidated Income
                                                Available for Debt Service to the Annual Debt Service for the
                                                four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x on a pro forma basis after giving effect to certain assumptions. On an adjusted pro forma basis,
                                                Consolidated Income Available for Debt Service would have been
                                                9.6x the Annual Debt Service for 1997.

                                            (4) The Company and its Subsidiaries will maintain at all times
                                                Total Unencumbered Assets of not less than 200% of the
                                                aggregate outstanding principal amount of the Unsecured Debt of the Company and its Subsidiaries on a consolidated basis.
                                                On an adjusted pro forma basis, Total Unencumbered Assets
                                                would have been 605% of Unsecured Debt as of December 31,
                                                1997.

                                            For a more complete description of the terms and definitions used in the foregoing summary of Limitations on Incurrence of Debt, see
                                            "Description of the Notes--Certain Covenants."

        SUMMARY HISTORICAL AND ADJUSTED PRO FORMA FINANCIAL INFORMATION


     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company included or incorporated herein by reference or in the Unaudited Adjusted Pro Forma Financial Statements and should be read in conjunction with these financial statements and the accompanying footnotes.


                                                                      Historical                     Adjusted Pro Forma(1)
                                                    ----------------------------------------------- ----------------------
                                                                                                          (unaudited)
                                                     February 7, 1995          Year Ended
                                                      (inception) to          December 31,                Year Ended
                                                       December 31,   -----------------------------      December 31,
                                                           1995            1996           1997               1997
                                                                        (in thousands, except ratios)
Operating Data:
 Rental income ....................................     $  19,531       $  69,514     $    98,561        $  138,273
 FF&E Reserve income ..............................         4,037          12,169          14,643            14,643
 Interest income ..................................            74             946             928               928
  Total revenues ..................................        23,642          82,629         114,132           153,844
 Net income .......................................        11,349          51,664          59,153            84,363(2)
 Dividends declared(3) ............................        11,486          62,841          73,408
Balance Sheet Data (at end of period):
 Real estate properties, net ......................     $ 326,752       $ 816,469     $ 1,207,868        $1,363,801
 Total assets .....................................       338,947         871,603       1,313,256         1,386,203
 Total borrowings .................................            --         125,000         125,000           186,431(4)
 Total shareholders' equity .......................       297,951         645,208       1,007,893         1,003,893
Other Data:
 Consolidated Income Available for Debt Service(5)      $  18,195       $  65,539     $    91,993        $  129,401
 Ratio of earnings to fixed charges(6) ............           3.2x           10.2x            4.8x              7.3x

---------------
(1) Adjusted Pro Forma data is presented for (i) the year ended December 31, 1997, as if the transactions described under "Recent Developments--Investments," the December 1997 offering of Shares described under "Recent Developments--Financing," this Offering and the transactions described in the Unaudited Adjusted Pro Forma Financial Statements were consummated as of January 1, 1997, and (ii) as of December 31, 1997, as if such transactions were consummated as of December 31, 1997.

(2) Excludes an extraordinary loss and other non-recurring charges expected from the application of the net proceeds from this Offering to the early extinguishment of debt, estimated to be approximately $4,000, in accordance with applicable accounting requirements.

(3) Amounts represent dividends declared with respect to the periods shown.

(4) Notes are included net of discount of $270.

(5) As defined under "Description of the Notes--Certain Covenants."

(6) These ratios were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before income taxes, extraordinary items and gain or loss on the disposition of real property. Fixed charges consist of interest costs and amortization of deferred financing costs.

                              RECENT DEVELOPMENTS


     From January 1, 1997 through the date hereof, the Company has engaged in the following significant activities.


Investments

     Wyndham[RegTM] Salt Lake City Hotel (381 rooms; $44.0 million). In January 1997 the Company purchased a full service hotel in Salt Lake City, Utah for $44.0 million. This hotel is located adjacent to the Salt Lake City Salt Palace Convention Center and contains 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges. This hotel was previously operated as a Doubletree[RegTM] hotel, but upon acquisition the Company leased it to a subsidiary of Wyndham Hotel Corporation ("Wyndham") for an initial term ending in 2012 plus renewal options. In 1998, the Company provided $3.3 million to Wyndham for renovations to this hotel. The minimum rent payable to the Company for this hotel is $4.7 million per year. This lease also requires percentage rent based upon increases in gross revenues at the hotel and a FF&E Reserve escrow. The lease obligations due the Company are secured by a $4.7 million security deposit. Because this hotel is being repositioned by Wyndham and the purchase price did not meet the Company's underwriting criteria based upon historical operating results, the Company required Wyndham to guarantee the lease obligations up to a specified amount until a negotiated ratio of cash flow coverage of rent is achieved from the operations of this hotel. This guaranty is secured by a cash deposit. Also, the lease permits the Company to subject this lease to cross default and all or none renewal options with leases for 11 other Company-owned hotels leased to another subsidiary of Wyndham.

     Fourteen Marriott[RegTM] Hotels (1,819 rooms; $149 million). In March 1997 the Company agreed to acquire 10 Residence Inn by Marriott[RegTM] hotels (1,276 suites) and four Courtyard by Marriott[RegTM] hotels (543 rooms) for $149 million from Marriott International, Inc. ("Marriott"). Marriott is a publicly owned company listed on the New York Stock Exchange (the "NYSE") under the symbol "MAR." All of these hotels were developed by Marriott and are less than two years old. The Company purchased these hotels in 1997 as they opened and leased them to a subsidiary of Marriott through 2014 plus renewal options. The annual minimum rent payable under these leases is $14.9 million. The leases require percentage rents beginning after operations of these hotels are stabilized as well as FF&E Reserve escrows. The leases for all 14 of these hotels are subject to cross default and all or none renewal options. A security deposit equal to one year's minimum rent ($14.9 million) secures the lease obligations to the Company. In addition, Marriott has guaranteed the lease payments until operations of these hotels are stabilized and cover the minimum rent according to a formula negotiated between the Company and Marriott.

     Nine Marriott[RegTM] Hotels (1,336 rooms; $129 million). In September 1997 the Company agreed to acquire from Marriott six Courtyard by Marriott[RegTM] hotels (829 rooms) and three Residence Inn by Marriott[RegTM] hotels (507 suites) for $129 million. These hotels are being leased to a separate subsidiary of Marriott through 2012 plus renewal options. The terms of these acquisitions and leases are substantially similar to the terms described above for the 14 Marriott[RegTM] hotels acquired and leased by the Company. The purchase price and minimum rent per room for these hotels are higher than the purchase prices and rents for other Marriott hotels previously acquired by the Company because several of these hotels are in higher cost urban locations. As of the date hereof, three of these hotels have been acquired; the remaining six are expected to be acquired periodically during the remainder of 1998.

     Fourteen Sumner Suites[RegTM] Hotels (1,641 suites; $140 million). In November 1997 the Company acquired 14 Sumner Suites[RegTM] hotels (1,641 suites) for $140 million from ShoLodge, Inc. ("ShoLodge"). ShoLodge is a public company listed on The Nasdaq National Market under the symbol "LODG." Sumner Suites[RegTM] is a proprietary brand of all suite hotels owned by ShoLodge. Thirteen of these hotels were developed by ShoLodge within the past two years and the remaining hotel is being substantially renovated at this time. Simultaneous with their acquisition all of these hotels were leased to a subsidiary of ShoLodge for an initial term ending in 2008 plus renewal options. The lease requires annual minimum rent of $14.0 million plus percentage rent and FF&E Reserve escrows. The lease provides that all 14 hotels are subject to cross default and all or none renewal options. The lease requires a $14.0 million security deposit. In addition, the lease obligations are guaranteed up to a specified amount by ShoLodge until a negotiated ratio of cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit.

     Fifteen Candlewood[RegTM] Hotels (1,592 suites; $100 million). In November 1997 the Company agreed to acquire 15 Candlewood[RegTM] hotels for $100 million from Candlewood Hotel Company, Inc. ("Candlewood"). Candlewood is a publicly owned company listed on The Nasdaq National Market under the symbol "CNDL." Candlewood[RegTM] hotels are extended stay hotels developed by Candlewood. As these hotels are acquired they are leased to a subsidiary of Candlewood for an initial term ending in 2011 plus renewal options. The lease will require annual minimum rent equal to 10% of the purchase prices paid (totaling $10.0 million per year when all 15 hotels are acquired) plus percentage rent and FF&E Reserve escrows. Security deposits equal to one year's minimum rent totaling $10.0 million are required. Candlewood guarantees the lease obligations to the Company until a negotiated ratio of operating cash flow coverage of rent is achieved from the operations of these hotels; this guaranty is secured by a cash deposit. As of the date hereof 10 of these hotels have been acquired and leased; the remaining five of these hotels are expected to be acquired before March 31, 1998.


Financing

     Equity Offerings. In December 1997 the Company issued 12,000,000 Shares in a public offering. The gross proceeds of the offering were approximately $397 million ($33.0625 per Share), and the net proceeds to the Company were approximately $376 million. The proceeds from this offering of Shares were used to repay all amounts then outstanding under the Company's revolving credit facility, to purchase hotels and for general business purposes.

     In February 1998 the Company issued 429,712 Shares and agreed to issue an additional 1,428,571 Shares through unit investment trust arrangements established by investment banks. These Shares were sold or are to be sold by the Company at market prices less an underwriting discount. The net proceeds of these Shares offerings will be used for the acquisition of additional hotels and for general business purposes. The Company has had discussions with another investment bank concerning a similar unit investment trust arrangement, and the Company is considering whether to participate in such arrangement. No assurance can be given that the offering of 1,428,571 Shares or any other Shares offerings will be consummated.

     Credit Facility. The Company has a $200 million revolving line of credit with DLJ Mortgage Capital, Inc. ("DLJMC") which is secured by mortgages on certain hotels owned by the Company (the "DLJMC Credit Facility"). As of the date hereof, no amounts are outstanding under the DLJMC Credit Facility.

     The Company has had discussions with several banks concerning the possibility of replacing the DLJMC Credit Facility. After completion of this Offering, the Company expects to conclude these discussions and to enter a new unsecured revolving line of credit with a syndicate of banks for at least $250 million and terminate the DLJMC Credit Facility. No assurance can be given that this new credit facility will be available to the Company on acceptable terms.


Other Matters

     Wyndham Merger. The Company currently owns 12 hotels leased to subsidiaries of Wyndham. In January 1998 Wyndham merged with Patriot American Hospitality, Inc. ("PAH"), a publicly owned company listed on the NYSE under the symbol "PAH." The Company believes that this merger as consummated, absent consent from the Company, violated certain of the Wyndham lease terms. For the period from the date of the consummation of the merger through February 13, 1998, the Company and Wyndham agreed to a standstill arrangement so that the Wyndham/PAH merger might be consummated while the terms of the Company's consent were being documented and certain required third party consents were being obtained. Effective February 13, 1998, the Company and Wyndham completed their documentation, all consents were obtained from third parties and the Company consented to the Wyndham/PAH merger. The terms of the Company's consent included payment to the Company of a consent fee and a contingent increase in percentage rent to the Company.

     Marriott Spin Off and Merger. The Company currently owns or has agreements to acquire 23 hotels which are or will be leased to Marriott subsidiaries. Certain obligations due to the Company under these purchase contracts and leases are guaranteed by Marriott. In October 1997 Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho SA. As a result of this spin off and merger the current guarantor of the obligations due to the Company would have a negative net worth and its obligations are not expected to be investment grade rated. Upon learning of this planned transaction the Company entered negotiations with Marriott and, as a result of those negotiations, an agreement was entered into effective upon consummation of the Marriott spin off and merger transaction. This agreement requires that the spin off entity created by Marriott assume the guaranty obligations to the Company. Subsidiaries of the spin off entity will also become managers of the 94 hotels which are currently managed by subsidiaries of Marriott. The new spin off entity is expected to be investment grade rated.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of December 31, 1997, Adjusted assuming completion of this Offering, and Adjusted Pro Forma assuming completion of this Offering and consummation of the transactions described in the Unaudited Adjusted Pro Forma Financial Statements.


                                                                     As of December 31, 1997
                                                         ------------------------------------------------
                                                                                              Adjusted
                                                             Actual          Adjusted         Pro Forma
                                                                          (in thousands)
Debt:
 Credit facility .....................................     $       --       $       --       $   36,701
 7.00% Senior Notes due 2008 .........................             --          150,000          150,000
 CMBS Notes ..........................................        125,000               --               --
                                                           ----------       ----------       ----------
  Total debt(1) ......................................        125,000          150,000          186,701
Shareholders' equity:
 Preferred Shares, no par value
   100,000,000 authorized, none issued ...............             --               --               --
 Common Shares, par value $0.01 per Share
   100,000,000 authorized, 38,878,295 issued .........            389              389              389
 Additional paid-in capital ..........................      1,033,073        1,033,073        1,033,073
 Cumulative net income(2) ............................        122,166          118,166          118,166
 Dividends (paid or declared) ........................       (147,735)        (147,735)        (147,735)
                                                           ----------       ----------       ----------
  Total shareholders' equity .........................      1,007,893        1,003,893        1,003,893
                                                           ----------       ----------       ----------
Total capitalization .................................     $1,132,893       $1,153,893       $1,190,594
                                                           ==========       ==========       ==========

----------------
(1) Excludes the Company's obligation to refund security deposits upon lease expirations and to refund guaranty deposits when the operating performance of the related hotels reaches negotiated rent coverage levels.

(2) Adjusted and Adjusted Pro Forma amounts reflect an extraordinary loss and other non-recurring charges expected from the application of the net proceeds from this Offering to the early extinguishment of debt, estimated to be approximately $4 million, in accordance with applicable accounting requirements.


                                USE OF PROCEEDS

     The Company estimates that the net proceeds of this Offering will be approximately $148 million. The net proceeds of this Offering are expected to be used to prepay in full the $125 million of outstanding CMBS Notes issued by subsidiaries of the Company, for acquisitions of additional hotels and for general business purposes. The CMBS Notes are secured by 18 Residence Inn by Marriott[RegTM] and 11 Wyndham Garden[RegTM] hotels and were financed by the issuance of $125 million of commercial mortgage pass-through certificates through a trust created by a subsidiary of the Company. The CMBS Notes bear interest at LIBOR plus a spread and mature on December 1, 2001. At February 18, 1998, the effective interest rate on this secured debt was 6.44% per annum. Until the proceeds of this Offering are used, they will be deposited in interest-bearing accounts or invested in short-term securities, including securities which may not be investment grade rated.

                                  THE COMPANY

     The Company is a REIT which acquires, owns and leases hotels to unaffiliated hotel operators. The Company is organized as a Maryland real estate investment trust; its principal place of business is at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 964-8389.

     A principal business objective of the Company is to ensure stability of cash flow through dependable and diverse revenue sources. To achieve this objective the Company seeks to operate as follows: maintain a strong capital base of shareholders' equity; invest in high quality properties operated by unaffiliated hotel operating companies; use moderate debt leverage to fund additional investments; design leases which require minimum rents which provide positive spreads over the Company's cost of investment capital; when market conditions permit, refinance debt with additional equity or long term debt; and pursue diversification so that the Company's rents are received from diverse properties and operators.

     Most other public hotel REITs seek to control the operations of hotels in which they invest by leasing their properties to affiliated tenants. These other hotel REITs generally design their affiliated leases to capture substantially all net operating revenues from their hotels as cash available for distribution ("CAD"). The Company's leases are designed so that net operating revenues from its hotels exceed its rents by considerable coverage margins.


Hotels

     Upon completion of the acquisitions described in "Recent
Developments--Investments," including the 11 hotels which have not yet been acquired as of the date hereof, the Company will have investments totaling $1.4 billion in 135 hotels, with 18,479 rooms, located in 35 states.

                            Location of HPT Hotels


[map of United States]

[key: Location of HPT Properties (states shown in black)]

                         No. of   No. of      Investment
         State           Hotels    Rooms    (in thousands)

Alabama ...............    3         340  $   25,312
Arizona ...............   12       1,669     104,641
California ............   14       1,982     151,254
Colorado ..............    1         130       6,670
Delaware ..............    1         152      12,100
Florida ...............    4         504      42,017
Georgia ...............   11       1,473     106,971
Illinois ..............    3         514      38,076
Indiana ...............    2         271      18,523
Iowa ..................    1         108       7,800
Kansas ................    2         188       9,674
Kentucky ..............    1          77       5,305
Louisiana .............    1         231      27,663
Maryland ..............    4         526      44,851
Massachusetts .........    8       1,072      69,700
Michigan ..............    3         402      20,784
Minnesota .............    2         358      18,086
Missouri ..............    2         298      16,200



                         No. of   No. of      Investment
         State          Hotels   Rooms    (in thousands)

Nebraska ..............    1         131  $    6,201
Nevada ................    1         120       9,093
New Jersey ............    4         572      47,767
New Mexico ............    2         237      23,433
New York ..............    3         403      28,500
North Carolina ........    5         657      41,684
Ohio ..................    3         308      24,943
Oklahoma ..............    1         122      10,414
Pennsylvania ..........    7         911      71,210
Rhode Island ..........    1         148      10,200
South Carolina ........    1         108       5,800
Tennessee .............    4         499      39,054
Texas .................   13       1,780     143,527
Utah ..................    3         601      61,528
Virginia ..............    7         936      77,349
Washington ............    3         522      43,529
Wisconsin .............    1         147       8,500
                         ---      ------  ----------
Total (35 states) .....  135      18,497  $1,378,359
                         ===      ======  ==========


     The purchase of the remaining 11 hotels that the Company has agreed to acquire as described under "Recent Developments--Investments" is subject to the satisfaction of a number of conditions, including completion of construction by the sellers. If these conditions are not satisfied, one or more of these hotels may not be acquired.

     The Company believes that its portfolio of hotels is among the newest and most competitive of publicly owned hotel REITs. The average age of the Company's hotels is six years.

     Courtyard by Marriott[RegTM] hotels are designed to attract both business and leisure travelers. A typical Courtyard by Marriott[RegTM] hotel has 145 guest rooms. The guest rooms are larger than those in most other moderately priced hotels and predominately offer king size beds. Most Courtyard by Marriott[RegTM] hotels are situated on well landscaped grounds and typically are built with a courtyard containing a patio, pool and socializing area that may be glass enclosed depending upon location. Most of these hotels have lounges or lobbies, meeting rooms, an exercise room, a small laundry room available to guests and a restaurant or coffee shop. Generally, the guest rooms are similar in size and furnishings to guest rooms in full service Marriott hotels. In addition, many of the same amenities as would be available in full service Marriott[RegTM] hotels are available in Courtyard by Marriott[RegTM] hotels, except that restaurants may be open only for breakfast buffets or serve limited menus, room service may not be available and meeting and function rooms are limited in size and number. According to Marriott, as of September 30, 1997, 330 Courtyard by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Courtyard by Marriott[RegTM] brand is a leading brand in the mid-priced segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $621 million in 63 Courtyard by Marriott[RegTM] hotels which have 8,982 rooms. The 1997 average daily rate ("ADR"), occupancy and revenue per available room ("REVPAR") for the Company's 53 Courtyard by Marriott[RegTM] hotels which were open throughout 1997 were as follows:


                       HPT COURTYARD BY MARRIOTT[RegTM] HOTELS

                    ADR .........................     $84.29
                    Occupancy ...................       81.1%
                    REVPAR ......................     $68.36


     Residence Inn by Marriott[RegTM] hotels are designed to attract business, governmental and family travelers who stay more than five consecutive nights. Residence Inn by Marriott[RegTM] hotels generally have between 80 and 130 studios, one bedroom and two-bedroom suites. Most Residence Inn by Marriott[RegTM] hotels are designed as residential- style buildings with landscaped walkways, courtyards and recreational areas. Residence Inn by Marriott[RegTM] hotels do not have restaurants. All offer complimentary continental breakfast and most provide a complimentary evening hospitality hour. In addition, each suite contains a fully equipped kitchen and many have fireplaces. Most Residence Inn by Marriott[RegTM] hotels also have swimming pools, exercise rooms, business centers and guest laundries. According to Marriott, as of September 30, 1997, 248 Residence Inn by Marriott[RegTM] hotels were open and operating nationally. The Company believes that the Residence Inn by Marriott[RegTM] brand is the leading brand in the extended stay segment of the United States hotel industry.

     The Company has invested or agreed to invest a total of $335 million in 31 Residence Inn by Marriott[RegTM] hotels which have 3,961 suites. The 1997 ADR, occupancy and REVPAR for the Company's 18 Residence Inn by Marriott[RegTM] hotels which were open throughout 1997 were as follows:


                     HPT RESIDENCE INN BY MARRIOTT[RegTM] HOTELS

                    ADR .........................     $99.96
                    Occupancy ...................       83.3%
                    REVPAR ......................     $83.27


     Wyndham[RegTM] Hotels. Eleven of the Company's Wyndham[RegTM] hotels are Wyndham Garden[RegTM] hotels. Wyndham Garden[RegTM] hotels are mid-sized, full service hotels located primarily near suburban business centers and airports and are designed to attract business travelers and small business groups. Each hotel contains 140 to 250 rooms and approximately 1,500 to 5,000 square feet of meeting space. Amenities and services include desks large enough to accommodate personal computers, room service and access to 24 hour telecopy and mail/package service. The meeting facilities at Wyndham Garden[RegTM] hotels generally can accommodate groups of between 10 and 200 people and include a flexible meeting room design and audiovisual equipment. Wyndham Garden[RegTM] hotels also feature a lobby lounge, most of which have a fireplace, a library typically overlooking a landscaped garden and a swimming pool. In addition, many Wyndham Garden[RegTM] hotels contain a whirlpool and an exercise facility. Each Wyndham Garden[RegTM] hotel contains a cafe restaurant and serves a full breakfast, lunch and dinner menu. The Company believes that the Wyndham Garden[RegTM] brand is one of the leading brands in the full service segment of the United States hotel industry. The one additional Wyndham[RegTM] hotel owned by the Company is a full service hotel located in downtown Salt Lake City adjacent to the Salt Lake City Salt Palace Convention Center. This hotel includes 381 rooms, 14,469 square feet of meeting space and two restaurants/lounges and was renovated recently at a cost in excess of $3.5 million. The Company believes this hotel is a leading convention hotel in Salt Lake City.

     The 11 Wyndham Garden[RegTM] hotels owned by the Company represent a total investment of $135 million and contain 1,940 rooms. These hotels had 1997 ADR, occupancy and REVPAR as follows:


                          HPT WYNDHAM GARDEN[RegTM] HOTELS

                      ADR .........................     $90.07
                      Occupancy ...................       77.1%
                      REVPAR ......................     $69.44


     The Company purchased the Wyndham[RegTM] hotel in Salt Lake City in January 1997 for $44.0 million and funded $3.3 million in 1998 for renovations to this hotel. The ADR, occupancy and REVPAR for this hotel in 1997 were $94.75, 70.8% and $67.08, respectively.

     Sumner Suites[RegTM] hotels are all suite hotels that cater to value-oriented business travelers. Sumner Suites[RegTM] hotels compete in the all suite segment of the lodging industry against such brands as Embassy Suites[RegTM], Hampton Inns and Suites[RegTM] and Amerisuites[RegTM]. Each Sumner Suites[RegTM] guest room offers an efficient space for working which includes two phones with data ports and voice mail, a living area which includes a coffee maker, microwave, mini- refrigerator, sleeper-sofa and 25-inch television, and a separate bedroom area with either one king or two double beds. Each Sumner Suites[RegTM] hotel has an attractive lobby lounge where free continental breakfast is provided in the mornings and cocktails are generally available in the early evening. In addition, all Sumner Suites[RegTM] hotels have meeting rooms that can accommodate up to 150 persons, fitness facilities and a pool. Sumner Suites[RegTM] hotels are generally high-rise hotels of six or seven stories and are of masonry construction.

     The Company has invested $140 million in its 14 Sumner Suites[RegTM] hotels which include 1,641 guest suites. Twelve of these hotels were built and opened between April 1996 and August 1997, one of these hotels opened in late 1995 and one recently re-flagged hotel is currently undergoing extensive renovations. The Company believes that the current performance of its Sumner Suites[RegTM] hotels is not indicative of their operating potential because of their recent development or renovation; the ADR, occupancy and REVPAR for the 12 Summer Suites[RegTM] hotels which were open for at least six months of 1997 were $72.81, 60.8% and $44.27, respectively, during 1997.

     Candlewood[RegTM] Hotels are extended stay hotels which offer studio and one bedroom suites that cater to business travelers expecting to stay five or more days. Candlewood[RegTM] hotels compete in the mid-priced extended stay segment of the lodging industry against such other brands as Sierra Suites by Summerfield[RegTM], Towne Place Suites by Marriott[RegTM] and MainStay Suites[RegTM]. Each Candlewood[RegTM] suite contains a kitchen area, a combination living and work area and a sleeping area. The kitchen includes a full-size microwave, full-size refrigerator, stove, dishwasher and coffee maker. The living area contains a convertible sofa, recliner, 25-inch television, videocassette player and compact disc player. The work area includes an oversized desk and executive chair, two phone lines, voice mail and a speaker phone. Each Candlewood[RegTM] suite contains a king size bed. Other amenities offered at each Candlewood[RegTM] hotel include a fitness center, free guest laundry facilities, and a Candlewood Cupboard area where guests can purchase light meals, snacks and other refreshments. The Company believes that Candlewood[RegTM] will become one of the leading brands in the mid-priced, extended stay segment of the United States hotel industry.

     The Company has agreed to invest $100 million to acquire 15 Candlewood[RegTM] hotels which include 1,592 suites. One of these hotels was opened during 1998, 13 of these hotels were opened during 1997 and one was opened in May 1996. The Company believes that the current performance of the Candlewood[RegTM] hotels is not indicative of their operating potential because of their recent development; the ADR, occupancy and REVPAR for the three Candlewood[RegTM] hotels acquired by the Company which were open for at least three quarters of 1997 were $50.62, 66.1% and $33.46, respectively, during the fourth quarter of 1997.

Leases

     The Company's 135 hotels are grouped into seven combinations which are leased to separate affiliates of publicly owned hotel companies. The following chart summarizes important features of the Company's leases, including leases for 11 hotels to be entered as described in "Recent Developments--Investments."


                                                                     Residence
                                                                      Inn by
                                                                    Marriott[RegTM]
                                                                    (10 hotels)
                                              Residence                 and
                          Courtyard by          Inn by             Courtyard by
                         Marriott[RegTM]    Marriott[RegTM]       Marriott[RegTM]
                          (53 hotels)        (18 hotels)            (4 hotels)
                        ------------------- ------------------- ----------------
Number of states        24                  14                  8
--------------------------------------------------------------------------------
Dollars invested        $505 million        $172 million        $149 million
--------------------------------------------------------------------------------
Tenant                  subsidiary of       subsidiary of       subsidiary of
                        Host Marriott       Host Marriott       Marriott
--------------------------------------------------------------------------------
Manager                 subsidiary of       subsidiary of       subsidiary of
                        Marriott            Marriott            Marriott
--------------------------------------------------------------------------------
Minimum rent per year   $50.5 million       $17.2 million       $14.9 million
--------------------------------------------------------------------------------
Initial lease term      2012                2010                2014
expiration
--------------------------------------------------------------------------------
Renewal options         all or none         all or none         all or none
                        3 for 12 years      1 for 10 years      1 for 12 years
                                            2 for 15 years      1 for 10 years
--------------------------------------------------------------------------------
Security deposit        $50.5 million       $17.2 million       $14.9 million
--------------------------------------------------------------------------------
FF&E Reserves           $1,392/room         $1,601/suite        n/a (new
for 1997                                                        construction)
--------------------------------------------------------------------------------
Cross defaults within   yes                 yes                 yes
each group
--------------------------------------------------------------------------------
Management fees         subordinated        subordinated        subordinated
--------------------------------------------------------------------------------
Rent coverage:          1.59x               1.66x               n/a (new
1997 hotel operating                                            construction)
results after FF&E
Reserves and all non-
subordinated charges
--------------------------------------------------------------------------------
Other security          --                  --                  Marriott has
                                                                provided
                                                                a limited
                                                                guarantee
                                                                until cash
                                                                flow reaches
                                                                a negotiated
                                                                rent coverage
                                                                ratio



                          Courtyard by
                           Marriott[RegTM]
                         (6 hotels) and
                          Residence Inn                             Sumner
                         by Marriott[RegTM]  Wyndham[RegTM]      Suites[RegTM]    Candlewood[RegTM]
                           (3 hotels)         (12 hotels)         (14 hotels)        (15 hotels)
                        -------------------- ------------------- ------------------ ------------------
Number of states        7                    8                   8                  13
------------------------------------------------------------------------------------------------------
Dollars invested        $129 million         $183 million        $140 million       $100 million
------------------------------------------------------------------------------------------------------
Tenant                  subsidiary of        subsidiary of       subsidiary of      subsidiary of
                        Marriott             PAH/                ShoLodge           Candlewood
                                             Wyndham
------------------------------------------------------------------------------------------------------
Manager                 subsidiary of        subsidiary of       subsidiary of      subsidiary of
                        Marriott             PAH/                ShoLodge           Candlewood
                                             Wyndham
------------------------------------------------------------------------------------------------------
Minimum rent per year   $12.9 million        $18.3 million       $14.0 million      $10.0 million
------------------------------------------------------------------------------------------------------
Initial lease term      2012                 2012                2008               2011
expiration
------------------------------------------------------------------------------------------------------
Renewal options         all or none          all or none         all or none        all or none
                        2 for 10 years       4 for 12 years      5 for 10 years     3 for 15 years
------------------------------------------------------------------------------------------------------
Security deposit        $12.9 million        $18.3 million       $14.0 million      $10.0 million
------------------------------------------------------------------------------------------------------
FF&E Reserves           n/a (new             $1,630/room         n/a (new           n/a (new
for 1997                construction)                            construction)      construction)
------------------------------------------------------------------------------------------------------
Cross defaults within   yes                  yes                 yes                yes
each group
------------------------------------------------------------------------------------------------------
Management fees         subordinated         subordinated        subordinated       subordinated
------------------------------------------------------------------------------------------------------
Rent coverage:          n/a (new             11 Wyndham          n/a (new           n/a (new
1997 hotel operating    construction)        Garden[RegTM]           construction)      construction)
results after FF&E                           hotels cover
Reserves and all non-                        1.66x
subordinated charges
------------------------------------------------------------------------------------------------------
Other security          Marriott has         for the             ShoLodge           Candlewood
                        provided             Salt Lake           has provided       has provided
                        a limited            City hotel,         a secured          a secured
                        guarantee            Wyndham             limited            limited
                        until cash           has provided        guarantee          guarantee
                        flow reaches         a secured           until cash         until
                        a negotiated         limited             flow reaches       cash flow
                        rent coverage        guarantee           a negotiated       reaches a
                        ratio                until cash          rent coverage      negotiated
                                             flow reaches        ratio              rent coverage
                                             a negotiated                           ratio
                                             rent coverage
                                             ratio

                                  MANAGEMENT

     The Trustees and executive officers of the Company are as follows:


               Name                  Age                 Position
Barry M. Portnoy ................    52     Managing Trustee
Gerard M. Martin ................    63     Managing Trustee
John G. Murray ..................    37     President, Chief Operating Officer and Secretary
Thomas M. O'Brien ...............    31     Treasurer and Chief Financial Officer
John L. Harrington ..............    61     Independent Trustee
William J. Sheehan ..............    53     Independent Trustee
Arthur G. Koumantzelis ..........    67     Independent Trustee

     Barry M. Portnoy is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Portnoy is also a Managing Trustee of Health and Retirement Properties Trust ("HRP") and a 50% owner and Director of REIT Management & Research, Inc. ("Advisors"). Mr. Portnoy has been actively involved in real estate and real estate finance activities for approximately 20 years. Mr. Portnoy is an attorney and was a partner of the law firm of Sullivan & Worcester LLP, Boston, Massachusetts from 1978 through March 31, 1997, where he served as Chairman from 1994 through March 1997.

     Gerard M. Martin is a Managing Trustee of the Company and has been since its IPO in 1995. Mr. Martin is also a Managing Trustee of HRP and a 50% owner and Director of Advisors. Mr. Martin has been active in the real estate industry for approximately 30 years.

     John G. Murray is President, Chief Operating Officer and Secretary of the Company. Mr. Murray is also an Executive Vice President of Advisors. Mr. Murray served in various capacities for HRP and Advisors from 1993 through August 1995. Prior to joining Advisors in 1993 Mr. Murray was Director of Finance, Business Analysis and Planning at Fidelity Brokerage Services, Inc. from 1992 to 1993.

     Thomas M. O'Brien is the Treasurer and Chief Financial Officer of the Company. Mr. O'Brien is also a Vice President of Advisors. Prior to joining the Company and Advisors in March 1996, Mr. O'Brien was employed by Arthur Andersen LLP for eight years. Mr. O'Brien is a certified public accountant.

     John L. Harrington is the Chief Executive Officer of the Boston Red Sox Baseball Club, Executive Director and Trustee of the Yawkey Foundation and a Trustee of the JRY Trust. Mr. Harrington is also a director of a bank subsidiary of Fleet Financial Group, Inc. Mr. Harrington was a Trustee of HRP from 1991 through August 1995 and has been a Trustee of the Company since its IPO in 1995.

     William J. Sheehan has been a Trustee of the Company since its IPO in 1995, and has been the Chief Financial officer of Ian Schrager Hotels, Inc. since May 1995. From 1993 through May 1995 Mr. Sheehan was a self employed consultant on financial and operating matters to companies in the hotel industry. From 1982 until 1993 he was employed by Omni Hotels, most recently as Vice Chairman (1992 to 1993) and President and Chief Executive Officer (1988 to
1992). Mr. Sheehan is a certified hotel administrator, a Fellow of the Educational Institute of the American Hotel and Motel Association and has been a speaker at various hotel industry conferences.

     Arthur G. Koumantzelis has been a Trustee of the Company since its IPO in 1995, and has been Senior Vice President and Chief Financial Officer of Cumberland Farms, Inc. since July 1990. Cumberland Farms, Inc. is a private company engaged in the convenience store business in the northeastern United States and Florida and in the distribution and retail sale of gasoline in the northeastern United States. Mr. Koumantzelis was a trustee of HRP from 1992 through August 1995.

     The Declaration of Trust provides that a majority of the Board of Trustees will be composed of Independent Trustees who are not affiliated with the Company's investment advisor nor serve as officers of the Company. Messrs. Harrington, Sheehan and Koumantzelis are the Company's Independent Trustees. All major investments and policy decisions affecting the Company are made by the Board of Trustees.

     Advisors provides management services and investment advice to the Company pursuant to an investment advisory agreement (the "Advisory Agreement"). Advisors also acts as an investment advisor to HRP and has other business interests. Advisors is owned by Messrs. Portnoy and Martin. The directors of Advisors are Messrs. Portnoy and Martin and Mr. David J. Hegarty. The officers of Advisors are Mr. Hegarty, President and Secretary, Mr. Murray, Executive Vice President, John A. Mannix, Vice President, Mr. O'Brien, Vice President, Ajay Saini, Vice President, David M. Lepore, Vice President and John Popeo, Treasurer.

     Under the terms of the Advisory Agreement, the Company pays Advisors an annual advisory fee calculated on the basis of total assets under management (0.7% of the first $250 million plus 0.5% of additional assets) and an incentive fee for each year equal to 15% of the annual increase in CAD per Share multiplied by the weighted average number of Shares outstanding in each year, but in no event more than $0.02 per Share multiplied by the weighted average number of Shares outstanding in each year. The incentive fees earned are paid in Shares.

     The Company does not have any employees or administrative officers separate from Advisors. Services which might otherwise be provided by employees are provided to the Company by employees of Advisors. Similarly, office space is provided to the Company by Advisors. Although the Company does not have significant general and administrative operating expenses in addition to fees payable under the Advisory Agreement, the Company is required to pay various other expenses relating to its activities, including the costs and expenses of acquiring, owning and disposing of the Company's real estate interests (including taxes, appraisals, third party diligence, brokerage, audit and legal fees), its cost of borrowing money and its cost of securities listing, transfer, registration and compliance with public reporting requirements. Also, the fees and expenses of the Company's Independent Trustees are paid by the Company.

                           DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth under "Description of Debt Securities" in the accompanying Prospectus, to which reference is hereby made.

     The Notes are to be issued under an Indenture and a Supplemental Indenture (collectively, the "Indenture"), each dated as of February 25, 1998, between the Company and State Street Bank and Trust Company (the "Trustee"). The Indenture will be filed with the Securities and Exchange Commission (the "Commission") and incorporated by reference herein, and will be available for inspection at the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.


General

     The Notes will be limited to an aggregate principal amount of $150,000,000 and will mature, unless previously redeemed, on March 1, 2008. The Notes will be issued in registered form, without coupons, and in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes will be senior unsecured obligations of the Company and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below). Accordingly, such indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly held properties.

     As of December 31, 1997, on an adjusted pro forma basis after giving effect to the issuance of the Notes offered hereby, the application of the net proceeds therefrom and the consummation of the transactions described in the Unaudited Adjusted Pro Forma Financial Statements, the total outstanding indebtedness of the Company and its Subsidiaries was $186,701,000, excluding discount. Certain of the Company's Subsidiaries are guarantors of the DLJMC Credit Facility, the current balance of which is zero, and are expected to be guarantors under any replacement credit facility. The Company and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below and under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company or any Affiliate of the Company, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below or under "Description of Debt Securities--Merger, Consolidation or Sale" and "--Certain Covenants" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes.


Interest

     Interest on the Notes will accrue at the rate of 7.00% per annum. Interest on the Notes will be payable semi-annually in arrears on each March 1 and September 1, commencing on September 1, 1998 (each, an "Interest Payment Date"), and on the date of maturity or earlier redemption of the Notes, as the case may be (the "Maturity Date").

     The interest so payable will be paid to the person (the "Holder") in whose name the applicable Note is registered at the close of business on the date (whether or not a Business Day) 15 calendar days preceding the applicable Interest

Payment Date or the Maturity Date (each, a "Regular Record Date"). Interest on the Notes will accrue from the most recent date to which the interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the corporate trust office of the Trustee, initially at Two International Place, Boston, Massachusetts 02110, or, at the option of the Company, payment of interest may be made by check mailed to the Holders of Notes at their addresses set forth in the register of Holders of Notes.


Optional Redemption of Notes

     Prior to their maturity date, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to but excluding the applicable redemption date, plus the Make-Whole Amount.

     The Company is not required to make sinking fund or redemption payments with respect to the Notes.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" means a rate per annum equal to the sum of 0.25% (twenty-five one hundredths of one percent) plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then any publicly available source of similar market data which shall be designated by the Company.


Certain Covenants

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds therefrom, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt repaid under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such as adjusted calculation. If the Debt giving rise to the need to make the foregoing calculation or any other Debt incurred after the first day of the relevant four-quarter period bears interest at a floating rate then, for purposes of calculating the Annual Debt Service, the interest rate on such Debt shall be computed on a pro forma basis as if the average interest rate which would have been in effect during the entire such four-quarter period had been the applicable rate for the entire such period.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain at all times Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

     As used herein:

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expended in any 12-month period for interest on Debt of the Company and its Subsidiaries.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) cash reserves made by lessees as required by the Company's leases for periodic replacement and refurbishment of the Company's assets,
(iii) provision for taxes of the Company and its Subsidiaries based on income,
(iv) amortization of debt discount and deferred financing costs, (v) provisions for gains and losses on properties and property depreciation and amortization,
(vi) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vii) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any encumbrance existing on property owned by the Company or any Subsidiary, to the extent of the lesser of (x) the amount of indebtedness so secured and (y) the fair market value of the property subject to such encumbrance, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through
(iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means any corporation or other entity of which a majority of
(i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Notes.

Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity; provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or the Make-Whole Amount) and any interest on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by the Company; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (i) default for 30 days in the payment of any installment of interest payable on any Note when due and payable; (ii) default in the payment of the principal of (or premium or the Make-Whole Amount on) any Note when due and payable; (iii) default in the performance, or breach, of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities (as defined) other than the Notes), which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture; or (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of their respective property. "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act of 1933, as amended) of the Company. Upon the acceleration of the Notes in accordance with the terms of the Indenture following the occurrence of an Event of Default, the principal amount of the Notes, plus accrued and unpaid interest thereon and the Make-Whole Amount, shall become due and payable immediately. See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.


Book-Entry System and Form of Note

     The Notes will be issued in the form of one or more fully registered global securities without coupons ("Global Notes") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New

York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that persons having accounts with DTC (its "Participants") deposit with DTC. DTC also facilitates the clearance and settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the NYSE, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The Company expects that, pursuant to procedures established by DTC, ownership of the beneficial interests in the Notes evidenced by the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interests in a Global Note.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in Notes evidenced by a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of (and any premium or Make-Whole Amount and any interest on) individual Notes represented by a Global Note registered in the name of DTC or its nominee will be made by the Trustee to or at the direction of DTC or its nominee, as the case may be, as the registered owner of the Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Notes, including a Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium or Make-Whole Amount and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants. Redemption notices with respect to any Notes will be sent to the holder of the Global Note. If less than all of the Notes of any series are to be redeemed, the Company expects the holder of the Global Note to determine the amount of interest of each Participant in such Notes to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the holder of a Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Note or DTC for all purposes.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note or Global Notes representing such Notes. In addition, the Company may at any time and in its sole discretion, subject to certain limitations set forth in the Indenture, determine not to have any of such Notes represented by one or more Global Notes and, in such event, will issue individual Notes in exchange for the Global Note or Global Notes representing the Notes. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof.


Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriter (as defined herein) in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement system until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof (unless otherwise provided by Treasury Regulations), (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in Treasury Regulations), or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


The Notes

     For U.S. Federal income tax purposes, each Note will be treated as indebtedness issued by the Company.


U.S. Holders

     Interest. Interest on a Note will generally be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or when it accrues in accordance with the U.S. Holder's regular method of tax accounting. Such interest will be treated as U.S. source income for U.S. Federal income tax purposes.

     Disposition. A U.S. Holder will recognize taxable gain or loss on the sale, exchange, redemption, retirement or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition (other than amounts attributable to accrued interest which would otherwise be taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of Notes held for more than eighteen months.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).


Non-U.S. Holders

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a Note, or on any gain upon disposition or retirement of a Note, if (i) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the Company and (ii) the last United States payor in the chain of payment (the "Withholding Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owner of the Note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service ("IRS") Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution. Interest received or gain recognized by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on interest paid to a non-U.S. Holder of a Note. The New Regulations are generally effective with respect to interest paid after December 31, 1998. Withholding will generally be excused under the New Regulations if the non-U.S. Holder owns less than 10% of the shares of beneficial interest of the Company and if such non-U.S. Holder executes a necessary IRS Form W-8. Moreover, under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide an IRS Form W-8 certifying such non-U.S. Holder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Notes.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note by (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                 UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated February 20, 1998 (the "Underwriting Agreement"), Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriter") has agreed to purchase from the Company all of the Notes offered hereby.

     The Underwriting Agreement provides that the obligation of the Underwriter to purchase and accept delivery of the Notes offered hereby is subject to approval by its counsel of certain legal matters and to certain other conditions. The Underwriter is obligated to purchase and accept delivery of all the Notes offered hereby if any are purchased.

     The Company has been advised that the Underwriter proposes to offer the Notes to the public initially at the price to the public set forth on the cover page of this Prospectus Supplement and in part to certain dealers at such price less a concession not in excess of 0.40% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, to certain other dealers a concession not in excess of 0.25% of the principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may be changed by the Underwriter.

     The Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. The Company does not intend to apply for listing of the Notes on any securities exchange or The Nasdaq National Market. The Company has been advised by the Underwriter that it intends to make a market in the Notes; however, it is not obligated to do so, and it may discontinue any such market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Notes.

     Other than in the United States, no action has been taken by the Company or the Underwriter that would permit a public offering of the Notes offered hereby in any jurisdiction where action for that purpose is required. The Notes offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Notes be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Notes and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of the Notes offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriter may over-allot the Offering, creating a syndicate short position. The Underwriter may bid for and purchase Notes in the open market to cover such syndicate short positions or to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

     In the ordinary course of their respective businesses, the Underwriter and its affiliates have engaged, and may in the future engage, in commercial banking and investment banking transactions with the Company.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes offered by the Company have been passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and will be passed upon for the Underwriter by Davis Polk & Wardwell, New York, New York. Sullivan & Worcester LLP and Davis Polk & Wardwell will rely, as to all matters of Maryland law, upon the opinion of Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Barry M. Portnoy, a former partner in the firm of Sullivan & Worcester LLP, is a Managing Trustee of the Company and of HRP and director and a 50% owner of Advisors. Sullivan & Worcester LLP represents HRP, Advisors, and certain of their affiliates on various matters.


                                    EXPERTS

     In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the consolidated financial statements and related schedule of the Company for the years ended December 31, 1997, 1996 and 1995 appearing herein and in the Company's Current Report on Form 8-K dated February 11, 1998 and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and elsewhere in the related Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto. Such reports are incorporated herein and in the Registration Statement by reference in reliance upon the authority of said firm as experts in giving said reports.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the Company's Current Reports on Form 8-K dated February 11, 1998, February 12, 1998, February 13, 1998, February 18, 1998 and February 20, 1998, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company hereby undertakes to provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, Massachusetts 02158, Attention: Investor Relations, telephone (617) 964-8389.

                          FORWARD-LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF.

                             ---------------------
     THE DECLARATION OF TRUST OF THE COMPANY, AMENDED AND RESTATED ON AUGUST 21, 1995, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HOSPITALITY PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



Unaudited Adjusted Pro Forma Financial Statements
 Introduction to Unaudited Adjusted Pro Forma Financial Statements .......................   F-2
 Unaudited Adjusted Pro Forma Balance Sheet as of December 31, 1997 ......................   F-3
 Unaudited Adjusted Pro Forma Statement of Income for the year ended December 31, 1997 ...   F-4
 Notes to Unaudited Adjusted Pro Forma Financial Statements ..............................   F-5
Historical Financial Statements
 Report of Independent Public Accountants ................................................   F-7
 Consolidated Balance Sheet as of December 31, 1997 and 1996 .............................   F-8
 Consolidated Statement of Income for the years ended December 31, 1997 and
 1996 and the period February 7, 1995 (inception) to December 31, 1995 ...................   F-9
 Consolidated Statement of Shareholders' Equity for the years ended December 31, 1997 and
 1996 and the period February 7, 1995 (inception) to December 31, 1995 ...................   F-10
 Consolidated Statement of Cash Flows for the years ended December 31, 1997 and
 1996 and the period February 7, 1995 (inception) to December 31, 1995 ...................   F-11
 Notes to Consolidated Financial Statements ..............................................   F-12

                         HOSPITALITY PROPERTIES TRUST

       INTRODUCTION TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS


     The following unaudited adjusted pro forma balance sheet at December 31, 1997 is intended to present the financial position of the Company as if the transactions described in the notes hereto (the "Transactions") were consummated at December 31, 1997. The following unaudited adjusted pro forma statement of income for the year ended December 31, 1997 is intended to present the results of operations of the Company as if the Transactions were consummated as of January 1, 1997. These unaudited adjusted pro forma financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the separate financial statements of the Company and of certain hotel properties the Company has acquired or entered into agreements to acquire, and the pro forma financial statements of the Company, incorporated herein by reference to the Company's Current Reports on Form 8-K dated November 21, 1997, December 9, 1997, February 11, 1998, February 12, 1998 and February 20, 1998.

     In addition to pro forma adjustments relating to operating hotel properties acquired during 1997, these unaudited adjusted pro forma financial statements include adjustments for the results of certain hotel properties which were under development during 1997. See Notes B and H. The Company believes that presentation of combined pro forma and adjusted financial data is meaningful and relevant to an understanding of the effects of the Transactions on the Company. No assurance can be given that these adjusted pro forma financial statements reflect the financial results which would have been realized if the acquisition and development of the relevant hotel properties was completed as of December 31, 1997 or January 1, 1997.

     In addition, these unaudited adjusted pro forma financial statements are not necessarily indicative of what the actual financial position or results of operations of the Company would have been as of the date or for the period indicated, nor does it purport to represent the expected financial position or results of operations of the Company for any future period. Differences may result from, among other considerations, future changes in the Company's portfolio of investments, changes in interest rates, changes in the capital structure of the Company, delays in the acquisition of certain properties or any determination not to complete the acquisition of any hotel properties and changes in the Company's operating expenses.

                         HOSPITALITY PROPERTIES TRUST

                  UNAUDITED ADJUSTED PRO FORMA BALANCE SHEET



                                                                                 As of December 31, 1997
                                                                 -------------------------------------------------------
                                                                                                              Adjusted
                                                                  Historical (A)                             Pro Forma
                                                                   (119 Hotels)          Adjustments        (135 Hotels)
                                                                                       (in thousands)
                          ASSETS
Real estate properties .......................................      $1,266,035          $   155,933(B)      $1,421,968
Accumulated depreciation .....................................         (58,167)                  --            (58,167)
                                                                    ----------          -----------         ----------
                                                                     1,207,868              155,933          1,363,801
Cash and cash equivalents ....................................          81,728              (80,537)(C)          1,191
FF&E reserve (restricted cash) ...............................          11,165                   --             11,165
Rent receivable ..............................................           1,623                   --              1,623
Other assets .................................................          10,872               (2,449)(D)          8,423
                                                                    ----------          -----------         ----------
                                                                    $1,313,256          $    72,947         $1,386,203
                                                                    ==========          ===========         ==========

          LIABILITIES AND SHAREHOLDERS' EQUITY
CMBS Notes ...................................................      $  125,000          $  (125,000)(E)     $       --
7.00% Senior Notes due 2008, net of discount of $270 .........              --              149,730 (E)        149,730
Credit Facility ..............................................              --               36,701 (F)         36,701
Security deposits ............................................         146,662               15,516 (G)        162,178
Other liabilities ............................................          33,701                   --             33,701
Shareholders' equity:
 Common shares of beneficial interest ........................             389                   --                389
 Additional paid-in capital ..................................       1,033,073                   --          1,033,073
 Cumulative net income .......................................         122,166               (4,000)(D)        118,166
 Dividends ...................................................        (147,735)                  --           (147,735)
                                                                    ----------          -----------         ----------
   Total shareholders' equity ................................       1,007,893               (4,000)         1,003,893
                                                                    ----------          -----------         ----------
                                                                    $1,313,256          $    72,947         $1,386,203
                                                                    ==========          ===========         ==========

                         HOSPITALITY PROPERTIES TRUST

               UNAUDITED ADJUSTED PRO FORMA STATEMENT OF INCOME



                                                         Year Ended December 31, 1997
                                                -----------------------------------------------
                                                                                     Adjusted
                                                 Historical       Adjustments       Pro Forma
                                                     (in thousands, except per Share data)
Revenues:
 Rental income ..............................    $  98,561        $  39,712 (H)     $ 138,273
 FF&E reserve income ........................       14,643               -- (I)        14,643
 Interest income ............................          928               --               928
                                                 ---------        ---------         ---------
    Total revenues ..........................      114,132           39,712           153,844
Expenses:
 Depreciation and amortization ..............       31,949           14,281 (J)        46,230
 Interest ...................................       15,534           (2,083)(K)        13,451
 Terminated acquisition costs ...............          713               --               713
 General and administrative .................        6,783            2,304 (L)         9,087
                                                 ---------        ---------         ---------
    Total expenses ..........................       54,979           14,502            69,481
                                                 ---------        ---------         ---------
Net income ..................................    $  59,153        $  25,210         $  84,363
                                                 =========        =========         =========
Weighted average Shares outstanding .........       27,530           11,348 (M)        38,878
Net income per Share ........................    $    2.15                          $    2.17

                         HOSPITALITY PROPERTIES TRUST
           NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS
                                 (in thousands)
                           Balance Sheet Adjustments

A. Represents the historical balance sheet of the Company on December 31, 1997.

B. Represents the purchase of the 16 hotels not acquired as of December 31, 1997:


       Cash purchase prices:
        Four Courtyard by Marriott[RegTM] hotels ............  $ 42,647
        Two Residence Inn by Marriott[RegTM] hotels .........    39,357
        Ten Candlewood[RegTM] hotels ........................    57,638
       Purchase price withheld as security deposits .....    15,516
       Closing costs ....................................       775
                                                           --------
        Total ...........................................  $155,933
                                                           ========

    Included in the above are certain hotel properties the Company has purchased or expects to purchase from sellers upon completion of construction, of which five have been completed and purchased by the Company between January 1, 1998 and February 18, 1998 for an aggregate purchase price of $26,068.

C.  Represents pro forma impact on cash as follows:

       Cash transactions:
        Cash raised in Offering, net of discount and issuance costs ......  $  148,361
        Cash used to repay CMBS Notes ....................................    (125,000)
        Cash used for acquisitions, including closing costs ..............    (140,417)
        Pro forma Credit Facility borrowings, net of costs ...............      36,519
                                                                            ----------
        Net impact on cash ...............................................     (80,537)
                                                                            ==========

D. Represents the write-off of related deferred financing costs related to the CMBS Notes and the recording of the deferred finance costs in connection with the issuance of the Notes. The accompanying adjusted pro forma income statement excludes an extraordinary loss and other non-recurring charges of $4,000 related to the expected early extinguishment of the CMBS Notes.

E. Represents issuance of the Notes, net of discount of $270, and the prepayment of the $125,000 of CMBS Notes.

F. Represents pro forma net borrowings by the Company under the Credit Facility to complete planned hotel acquisitions.

G. Represents security deposits and other deposits held or to be held by the Company as a result of purchasing and leasing the following hotels:


       Four Courtyard by Marriott[RegTM] hotels ............    $ 4,739
       Two Residence Inn by Marriott[RegTM] hotels .........      4,373
       Ten Candlewood[RegTM] hotels ........................      6,404
                                                            -------
        Total ..........................................    $15,516
                                                            =======

                         HOSPITALITY PROPERTIES TRUST
    NOTES TO UNAUDITED ADJUSTED PRO FORMA FINANCIAL STATEMENTS--(Continued)
                                 (in thousands)
                          Income Statement Adjustments

H. Represents the adjusted pro forma effect of leases entered since January 1, 1997 and to be entered. This adjusted pro forma effect is derived as follows:


                                                                Year Ended
                                                             December 31, 1997

   Pro forma minimum rent .................................     $ 135,745
   Pro forma percentage rent ..............................         2,528
   Amounts included in historical minimum rent ............       (96,033)
   Amounts included in historical percentage rent .........        (2,528)
                                                                ---------
                                                                $  39,712
                                                                =========

    Certain of the hotels owned by the Company as of December 31, 1997 were under development and others are currently under development by the sellers of these properties. The Company is not contractually obligated to acquire these hotels until they are substantially completed. The adjusted pro forma income statement assumes these hotels were completed and acquired on January 1, 1997. Percentage rent, which is based upon a percentage of gross revenue increases, cannot be calculated for unopened hotels under development.

I. FF&E Reserve escrow accounts for all of the Company's Courtyard by Marriott[RegTM] and Residence Inn by Marriott[RegTM] hotels are owned by the Company and periodic payments into these escrow accounts are recorded as additional rent under generally accepted accounting principles ("GAAP").


    No pro forma adjustment for the FF&E Reserve income related to newly constructed hotels purchased and to be purchased by the Company from Marriott has been made, as this amount cannot be calculated.

    The FF&E Reserve for the renovation and refurbishment of the Company's Wyndham[RegTM], Sumner Suites[RegTM] and Candlewood[RegTM] hotels remains the property of these respective tenants during the lease term. The Company has a security interest in these escrow accounts and at the end of the lease term, any remaining funds in these FF&E Reserves must be paid to the Company. Under GAAP, the FF&E Reserve for the leases relating to these hotels is not recorded as income by the Company.

J. Represents the impact of the Transactions on depreciation expense for the entire period presented.

K. Represents elimination of interest on the CMBS Notes (principal amount $125,000) and the Credit Facility at LIBOR plus contractual spreads for the entire period presented, plus amortization of deferred financing costs, offset by the pro forma interest expense of the issuance of the Notes at a rate of 7.00% plus amortization of related financing costs and discount. The average applicable LIBOR rate was 5.6% for the year ended December 31, 1997.

L. Represents the estimated impact of the Transactions on general and administrative expenses of the Company for the period presented.

M. Represents the impact of additional Shares issued in the Company's December 1997 common share offering.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Shareholders of
Hospitality Properties Trust:

     We have audited the accompanying consolidated balance sheet of Hospitality Properties Trust (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1997, 1996 and the period from February 7, 1995 (inception) to December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hospitality Properties Trust as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years ended December 31, 1997 and 1996, and for the period from February 7, 1995 (inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP
Washington, D.C.
January 16, 1998

                         HOSPITALITY PROPERTIES TRUST

                          CONSOLIDATED BALANCE SHEET



                                                               As of December 31,
                                                          ----------------------------
                                                               1997            1996
                                                        (in thousands, except Share data)
                           ASSETS
Real estate properties, at cost:
 Land .................................................     $  179,928      $ 143,462
 Buildings and improvements ...........................      1,086,107        699,225
                                                            ----------      ---------
                                                             1,266,035        842,687
 Less accumulated depreciation ........................        (58,167)       (26,218)
                                                            ----------      ---------
                                                             1,207,868        816,469
Cash and cash equivalents .............................         81,728         38,073
Rent receivable .......................................          1,623          1,671
Restricted cash (FF&E reserve) ........................         11,165          7,277
Other assets, net .....................................         10,872          8,113
                                                            ----------      ---------
                                                            $1,313,256      $ 871,603
                                                            ==========      =========

           LIABILITIES AND SHAREHOLDERS' EQUITY
Security deposits .....................................     $  146,662      $  81,360
Debt ..................................................        125,000        125,000
Dividends payable .....................................         24,493         15,846
Due to affiliate ......................................          2,464          2,376
Accounts payable and other ............................          6,744          1,813
                                                            ----------      ---------
 Total liabilities ....................................        305,363        226,395
Shareholders' equity:
 Preferred shares of beneficial interest, no par value,
  100,000,000 shares authorized, none issued ..........             --             --
 Common shares of beneficial interest, $.01 par value,
  100,000,000 shares authorized, 38,878,295 and
  26,856,800 shares issued and outstanding ............            389            269
 Additional paid-in capital ...........................      1,033,073        656,253
 Cumulative net income ................................        122,166         63,013
 Dividends (paid or declared) .........................       (147,735)       (74,327)
                                                            ----------      ---------
 Total shareholders' equity ...........................      1,007,893        645,208
                                                            ----------      ---------
                                                            $1,313,256      $ 871,603
                                                            ==========      =========

                            See accompanying notes.

                          HOSPITALITY PROPERTIES TRUST

                       CONSOLIDATED STATEMENT OF INCOME



                                                                                                February 7, 1995
                                                                   Year Ended December 31,       (inception) to
                                                                 ---------------------------      December 31,
                                                                     1997           1996              1995
                                                                      (in thousands, except per Share data)
Revenues:
 Rental income ...............................................    $  98,561       $ 69,514         $ 19,531
 FF&E reserve income .........................................       14,643         12,169            4,037
 Interest income .............................................          928            946               74
                                                                  ---------       --------         --------
   Total revenues ............................................      114,132         82,629           23,642
                                                                  ---------       --------         --------
Expenses:
 Interest (including amortization of deferred finance costs
  of $1,340, $341 and $24, respectively)......................       15,534          5,646            5,063
 Depreciation and amortization of real estate assets .........       31,949         20,398            5,820
 Terminated acquisition costs ................................          713             --               --
 General and administrative ..................................        6,783          4,921            1,410
                                                                  ---------       --------         --------
   Total expenses ............................................       54,979         30,965           12,293
                                                                  ---------       --------         --------
Net income ...................................................    $  59,153       $ 51,664         $ 11,349
                                                                  =========       ========         ========
Weighted average Shares outstanding ..........................       27,530         23,170            4,515
Net income per Share .........................................    $    2.15       $   2.23         $   2.51
                                                                  =========       ========         ========

                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                        Additional   Cumulative
                                  Number Of    Common     Paid-In       Net
                                    Shares     Shares     Capital      Income     Dividends        Total
                                                     (in thousands, except Share data)
Initial capitalization as of
 February 7, 1995 (inception) .      40,000     $ --    $      960   $     --    $       --     $      960
Issuance of Common Shares of
 Beneficial Interest, net .....  12,560,000      126       296,980         --            --        297,106
Stock grants ..................         900       --            22         --            --             22
Net income ....................          --       --            --     11,349            --         11,349
Dividends (paid or declared) ..          --       --            --         --       (11,486)       (11,486)
                                 ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1995 ..  12,600,900     $126    $  297,962   $ 11,349    $  (11,486)    $  297,951
                                 ==========     ====    ==========   ========    ==========     ==========
Issuance of Common Shares of
 Beneficial Interest, net .....  14,250,000     $143    $  358,136   $     --    $       --     $  358,279
Stock grants ..................       5,900       --           155         --            --            155
Net income ....................          --       --            --     51,664            --         51,664
Dividends (paid or declared) ..          --       --            --         --       (62,841)       (62,841)
                                 ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1996 ..  26,856,800     $269    $  656,253   $ 63,013    $  (74,327)    $  645,208
                                 ==========     ====    ==========   ========    ==========     ==========
Issuance of Common Shares of
 Beneficial Interest, net .....  12,000,000     $120    $  376,146   $     --    $       --     $  376,266
Stock grants ..................      21,495       --           674         --            --            674
Net income ....................          --       --            --     59,153            --         59,153
Dividends (paid or declared) ..          --       --            --         --       (73,408)       (73,408)
                                 ----------     ----    ----------   --------    ----------     ----------
Balance at December 31, 1997 ..  38,878,295     $389    $1,033,073   $122,166    $ (147,735)    $1,007,893
                                 ==========     ====    ==========   ========    ==========     ==========

                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST

                     CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                        For the Year Ended          February 7, 1995
                                                                           December 31,              (inception) to
                                                                  ------------------------------      December 31,
                                                                      1997             1996               1995
                                                                                  (in thousands)
Cash flows from operating activities:
 Net income ...................................................    $   59,153      $   51,664         $   11,349
 Adjustments to reconcile net income to cash provided by
  operating activities:
   Depreciation and amortization ..............................        31,949          20,398              5,820
   Amortization of deferred finance costs as interest .........         1,340             341                 24
   FF&E reserve income ........................................       (14,643)        (12,169)            (4,037)
   Changes in assets and liabilities:
     Increase in rent receivable and other assets .............          (469)         (1,566)              (182)
     Increase in accounts payable and other ...................         3,419           1,926                396
     Increase in due to affiliate .............................           476           1,149                770
                                                                   ----------      ----------         ----------
     Cash provided by operating activities ....................        81,225          61,743             14,140
                                                                   ----------      ----------         ----------
Cash flows from investing activities:
 Real estate acquisitions .....................................      (409,799)       (491,638)          (332,648)
 Increase in security deposits ................................        65,302          48,460             32,900
 Purchase of FF&E reserve .....................................        (2,794)         (5,500)            (3,904)
                                                                   ----------      ----------         ----------
     Cash used in investing activities ........................      (347,291)       (448,678)          (303,652)
                                                                   ----------      ----------         ----------
Cash flows from financing activities:
 Proceeds from issuance of Shares, net ........................       376,266         358,279            198,088
 Draws on credit facility and debt issuance ...................       261,000         240,650                 --
 Repayments of credit facility ................................      (261,000)       (115,650)                --
 Deferred finance costs incurred ..............................        (1,784)         (6,481)            (1,885)
 Borrowings and advances from HRP .............................            --              --            165,241
 Payments on borrowings and advances from HRP .................            --              --            (65,241)
 Dividends paid ...............................................       (64,761)        (53,925)            (4,556)
                                                                   ----------      ----------         ----------
     Cash provided by financing activities ....................       309,721         422,873            291,647
                                                                   ----------      ----------         ----------
Increase in cash and cash equivalents .........................    $   43,655      $   35,938         $    2,135
Cash and cash equivalents at beginning of period ..............        38,073           2,135                 --
                                                                   ----------      ----------         ----------
Cash and cash equivalents at end of period ....................    $   81,728      $   38,073         $    2,135
                                                                   ==========      ==========         ==========
Supplemental cash flow information:
 Cash paid for interest .......................................    $   14,086      $    4,652         $    5,039
Non-cash investing and financing activities:
 Property managers' deposits in FF&E reserve ..................        14,213          12,100              3,862
 Purchases of fixed assets with FF&E reserve ..................       (13,549)        (15,665)            (2,424)
 Issuance of Shares to HRP ....................................            --              --            100,000
 Cancellation of indebtedness to HRP ..........................            --              --           (100,000)

                            See accompanying notes.

                         HOSPITALITY PROPERTIES TRUST
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (in thousands, except per Share and percent data)

1. Organization and Commencement of Operations

     Hospitality Properties Trust (HPT) is a Maryland real estate investment trust organized on February 7, 1995. HPT, which invests in income producing hotel and lodging related real estate, was a 100% owned subsidiary of Health and Retirement Properties Trust (HRP) from its inception through August 22, 1995, when it completed its initial public offering of Shares (the IPO). HRP remains an affiliate of HPT, owning approximately 10.3% of HPT's issued and outstanding Shares as of December 31, 1997. HPT commenced operations on March 24, 1995. At December 31, 1997 HPT, directly and through subsidiaries, had purchased 119 properties and committed to purchase an additional 16 properties.

     The properties of HPT and its subsidiaries (the Company) are leased to and managed by subsidiaries (the Lessees and the Managers) of companies unaffiliated with HPT: Host Marriott Corporation; Marriott International, Inc. (Marriott); Patriot American Hospitality; Candlewood Hotel Company, Inc.; and ShoLodge, Inc.

2. Summary of Significant Accounting Policies

     Consolidation. These consolidated financial statements include the accounts of HPT and its subsidiaries. All intercompany transactions have been eliminated.

     Real estate properties. Real estate properties are recorded at cost. Depreciation is provided for on a straight-line basis over estimated useful lives of 7 to 40 years. The Company periodically evaluates the carrying value of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121 (FAS 121), which it adopted on January 1, 1996. The adoption of FAS 121 had no effect on the Company's financial statements.

     Cash and cash equivalents. Highly liquid investments with maturities of three months or less at date of purchase are considered to be cash equivalents. The carrying amount of cash and cash equivalents is equal to its fair value.

     Deferred finance costs. Costs incurred to secure certain borrowings are capitalized and amortized over the terms of the related borrowing, and were $7,371, $5,352 and $1,861 at December 31, 1997, 1996 and 1995, respectively, net of accumulated amortization of $1,143, $313 and $24, respectively.

     Financial Instruments--interest rate cap agreements. Certain subsidiaries of HPT have entered interest rate protection agreements to limit the Company's exposure to risks of rising interest rates. The cost of the agreements is included in interest expense ratably over the life of the arrangement. Amounts receivable from the counterparties to the cap agreements are accrued as adjustments to interest expense. At December 31, 1997 and 1996, the net carrying value of such agreements was $1,988 and $2,498, respectively, and the fair value of such agreements was $802 and $2,756, respectively. Interest rates have not exceeded the cap amounts and no balances were receivable under the cap agreements at December 31, 1997 and 1996.

     Revenue recognition. Rental income from operating leases is recognized on a straight line basis over the life of the lease agreements. Additional rent and interest income is recognized as earned.

     Net income per share. Net income per share is computed using the weighted average number of shares outstanding during the period. The Company has no common share equivalents.

     Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

     Income taxes. The Company is a real estate investment trust under the Internal Revenue Code of 1986. The Company is not subject to Federal income taxes on its net income provided it distributes its taxable income to shareholders and meets certain other requirements.

                         HOSPITALITY PROPERTIES TRUST
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
               (in thousands, except per Share and percent data)

     New Accounting Pronouncements. The Financial Accounting Standards Board has issued Financial Accounting Standards Board Statement No. 128 "Earnings Per Share" ("FAS 128"), Statement No. 129 "Disclosure of Information about Capital Structure" ("FAS 129"), Statement No. 130 "Reporting Comprehensive Income" ("FAS 130") and Statement No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("FAS 131"). FAS 128 and FAS 129 were adopted for the Company's 1997 financial statements. The adoption of each of these had no impact on the Company's financial statements. FAS 130 and FAS 131 must be adopted for the Company's 1998 financial statements. The Company anticipates that FAS 130 and FAS 131 will have no impact on the Company's financial statements.

3. Real Estate Properties

     The Company's hotel properties are leased pursuant to long term operating leases with initial terms expiring between 2008 and 2014. The leases provide for various renewal terms generally totaling 20-50 years unless the Lessee properly notifies the Company in accordance with the leases. Each lease is a triple net lease and generally requires the Lessee to pay: base rent, percentage rent of between 5% and 10% of increases in total hotel sales over a base year, 5% FF&E reserve escrows, and all operating costs associated with the leased property. Each Lessee has posted a security deposit equal to one year's base rent. Each of the Company's properties is part of a pool of properties leased to a single tenant. At December 31, 1997, the Company maintained seven pools of properties, ranging in number of properties from nine to 53. Each property within a pool is subject to certain lease provisions including all-or-none renewals, cross defaults and the ability to use FF&E reserves generated by all hotels within a pool for the maintenance and refurbishment of any hotel within such pool. The FF&E reserve may be used by the Manager and Lessee to maintain the properties in good working order and repair. If the FF&E reserve is not available to fund such expenditures, the Company may make such expenditures, in which case annual base rent will be increased by a minimum of 10% of the amount so funded.

     During 1995, the Company purchased and leased 37 hotels for a total purchase price of approximately $329,000. In 1996, the Company purchased and leased an additional 45 hotels for an aggregate purchase price of approximately $484,000. During 1997, the company agreed to purchase and lease up to an additional 53 hotels for an aggregate purchase price of approximately $562,000. As of December 31, 1997, the Company had completed the acquisition and leasing of 119 hotels properties and had outstanding commitments, subject to the satisfaction of certain conditions by the sellers of such properties, to purchase an additional 16 hotel properties for an aggregate purchase price of $155,158.

     Future minimum lease payments to be received by the Company during the remaining initial terms of its leases total $1,742,784 ($120,062 annually). As of December 31, 1997, the weighted average remaining initial term of the Company's leases was 14 years, and the weighted average remaining total term (including all renewal options) was 53.4 years.

4. Indebtedness

     As of December 31, 1997 and 1996, the Company had no borrowings outstanding under its $200,000 revolving acquisition credit facility ("Credit Facility") which provides for interest on borrowings at one-month LIBOR plus a premium. Borrowings, if any, may be repaid and reborrowed as necessary until December 31, 1998, at which time outstanding balances may, at the Company's option (subject to lender consent), be either repaid or converted into a 10-year loan. The Credit Facility is secured by certain assets of HPT and one of its subsidiaries. The weighted average interest rate on Credit Facility borrowings outstanding during 1997 and 1996 was 7.27% and 7.05%, respectively. There were no borrowings outstanding at any time under the Credit Facility during the 1995 period.

     During 1997, the Company temporarily expanded its credit facility with the same lender to provide up to an additional $255,000 (the "Expanded Facility") through December 31, 1997. No amounts were outstanding under the Expanded Facility as of December 31, 1997.

     During 1996, certain subsidiaries of the Company issued $125,000 of notes (Notes) which require payment of interest only through their maturity in December 2001, at which time the principal balance is due. The Notes are prepayable at any time without penalty. Interest on the Notes is equal to one month LIBOR plus a premium.

                         HOSPITALITY PROPERTIES TRUST
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
               (in thousands, except per Share and percent data)

The Notes are non-recourse to HPT and its subsidiaries and are secured by first mortgages on hotels owned by certain subsidiaries of the Company having a net carrying value of $319,538 at December 31, 1997. Approximately $30,820 of annual minimum lease payments are attributed to such hotels. Generally, among other restrictions, the terms of the Notes limit the ability of certain subsidiaries of the Company to incur significant secured or unsecured liabilities and restrict the use of proceeds from any sale or other disposition of the encumbered assets. The Notes carried a weighted average interest rate in 1997 of 6.44% and from their date of issuance to December 31, 1996 of 6.32%. At December 31, 1997 and 1996, the Notes carried an interest rate of 6.69% and 6.07%, respectively. The carrying amount of the Notes is equal to their fair value.

5. Transactions with Affiliates

     The Company has an agreement with HRPT Advisors, Inc. (the "Advisor") whereby the Advisor provides investment, management and administrative services to the Company. The Advisor is compensated at an annual rate equal to 0.7% of HPT's average real estate investments up to the first $250,000 of such investments and 0.5% thereafter plus an incentive fee based upon improvements in cash available for distribution per Share (as defined). Cash advisory fees earned for the years ended 1997, 1996 and for period from February 7, 1995 (inception) to December 31, 1995 were $5,299, $3,915 and $1,292 respectively. As of December 31, 1997 the Advisor owned 264,595 shares of HPT. Incentive advisory fees are paid to Advisors in restricted Common Shares based on a formula. The Company accrued $551 and $463 in incentive fees during 1997 and 1996 respectively. In February of 1997 the Company issued 14,595 restricted Common Shares to the Advisor satisfying the 1996 fee. The 1997 fee will be paid in restricted Common Shares in 1998.

     From time to time the Company may seek short term borrowings from the Advisor. During 1997, the Company made one such borrowing of $7,000 which was outstanding for 60 days. Interest paid to the Advisor totaled $62. The Advisor is under no obligation to make funds available to the Company.

     As of January 1, 1998, the functions of the Advisor were assumed by REIT Management & Research, Inc. ("RMR"), a newly formed affiliate of the Advisor under a new advisory agreement on substantially the same terms as the previous agreement. The Advisor and RMR are each owned by Gerard M. Martin and Barry M. Portnoy, who also serve as Managing Trustees of the Company.

6. Concentration

     The Company's assets are income producing lodging related real estate located throughout the United States. The Company's lessees are:



                                                                                    Annual
                                           Number of       Initial       % of      Minimum       % of
            Subsidiaries of               Properties     Investment     Total        Rent        Total
Host Marriott Corp. ..................         53       $  505,000        37%     $ 50,500         37%
Host Marriott Corp. ..................         18          172,000        13%       17,200         13%
Patriot American Hospitality .........         12          180,000        13%       18,000         13%
Marriott International, Inc. .........         14          149,000        11%       14,900         11%
Marriott International, Inc. .........          9          129,000         9%       12,900          9%
ShoLodge, Inc. .......................         14          140,000        10%       14,000         10%
Candlewood Hotel Company .............         15          100,000         7%       10,000          7%
                                              ---       ----------       ---      --------        ---
                                              135       $1,375,000       100%     $137,500        100%

     At December 31, 1997 the Company was committed to purchase 16 of the properties shown in the table above with allocated initial investment and annual minimum rent of $155,158 and $15,516, respectively.

     At December 31, 1997 the Company's 119 hotels contain 16,527 rooms and are located in 30 states, with 5% to 11% of its hotels in each of Virginia, Pennsylvania, Massachusetts, Arizona, Georgia, Texas, and California. Including the commitments to purchase 16 properties, the Company's 135 hotels contain 18,497 rooms and are located in 35 states.

                         HOSPITALITY PROPERTIES TRUST
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
               (in thousands, except per Share and percent data)

7. Pro Forma Information (Unaudited)

     In December 1997 the Company agreed to acquire and net lease 53 hotels for a total of $562,000 (including 16 hotels which as of December 31, 1997 had not been acquired). In December 1997 the Company completed an offering of 12,000 Shares. Assuming the acquisition and leasing of these hotels and the completion of the December Shares offering had occurred on January 1, 1997, unaudited pro forma 1997 revenues, net income and earnings per share would have been $153,844, $84,443, and $2.17 respectively.

     In the opinion of management, all adjustments necessary to reflect the effects of the transactions discussed above have been reflected in the pro forma data. The unaudited pro forma data is not necessarily indicative of what the actual consolidated results of operations for the Company would have been for the years indicated, nor does it purport to represent the results of operations for the Company for future periods.

8. Selected Quarterly Financial Data (Unaudited)

     The following is a summary of the unaudited quarterly results of operations of the Company for 1997, 1996 and 1995.



                                                             1997
                                        ----------------------------------------------
                                          First       Second      Third       Fourth
                                         Quarter     Quarter     Quarter      Quarter
Revenues ............................    $25,477     $28,276     $29,017     $31,362
Net Income ..........................     14,910      14,926      15,017      14,300
Net Income per Share ................        .56         .56         .56         .48
Dividends paid per Share(3) .........        .59         .61         .62         .63


                                                                 1996
                                        -------------------------------------------------------
                                             First           Second        Third       Fourth
                                            Quarter          Quarter      Quarter      Quarter
Revenues ............................     $10,334           $23,011       $24,878     $24,406
Net Income ..........................       6,622            14,623        15,446      14,973
Net Income per Share ................         .53               .56           .58         .56
Dividends paid per Share(3) .........         .58               .58           .59         .59


                                                    1995
                                        ----------------------------
                                            Third            Fourth
                                         Quarter(1)         Quarter
Revenues ............................     $7,853            $9,998
Net income ..........................      3,623             6,989
Net income per Share ................        .24(2)            .55
Dividends paid per Share(3) .........        .24               .55

------------

(1) HPT's IPO occurred August 22, 1995 and accordingly the third quarter 1995 figures for revenues and net income partially relate to periods prior to the IPO.

(2) Represents the per Share amount of net income from the IPO date to September 30, 1995.

(3) Amounts represent dividends declared with respect to the periods shown.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offering made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. Neither this Prospectus Supplement nor the Prospectus constitutes an offer to sell or the solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                           ------------------------
                               TABLE OF CONTENTS

                                                             Page

                      Prospectus Supplement
Summary ................................................     S-3
Recent Developments ....................................     S-8
Capitalization .........................................     S-10
Use of Proceeds ........................................     S-10
The Company ............................................     S-11
Management .............................................     S-16
Description of the Notes ...............................     S-18
Certain Federal Income Tax Considerations ..............     S-25
Underwriting ...........................................     S-27
Legal Matters ..........................................     S-28
Experts ................................................     S-28
Incorporation of Certain Information by Reference            S-28
Forward-Looking Statements .............................     S-29
Index to Consolidated Financial Statements .............     F-1

                            Prospectus
Available Information ..................................     (ii)
Incorporation of Certain Documents by Reference              (ii)
The Company ............................................      1
Use of Proceeds ........................................      1
Ratio of Earnings to Fix Charges .......................      1
Description of Debt Securities .........................      2
Description of Shares ..................................     11
Description of Preferred Shares ........................     11
Description of Depositary Shares .......................     17
Description of Warrants ................................     20
Limitation of Liability; Shareholder Liability .........     20
Redemption; Trustees; Business Combinations
  and Control Share Acquisitions .......................     21
Plan of Distribution ...................................     25
Legal Matters ..........................................     26
Experts ................................................     26


                                  $150,000,000


                          Hospitality Properties Trust



                          7.00% Senior Notes due 2008





         ------------------------------------------------------------
                   P R O S P E C T U S   S U P P L E M E N T
         ------------------------------------------------------------



                          Donaldson, Lufkin & Jenrette
                             Securities Corporation











                               February 20, 1998

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